April 17, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F St., N.E.
Washington, D.C. 20549
Attention: Andrew Schoeffler, Staff Attorney

RE:	Wheeling-Pittsburgh Corporation Amendment No. 3 to Registration Statement on Form S-3 Filed April 5, 2007 File No. 333-130579
Dear Mr. Schoeffler:
On behalf of Wheeling-Pittsburgh Corporation (the “Company”), we are providing the following response to the Staff’s letter of comment dated April 13, 2007, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-3 filed April 5, 2007 (the “Registration Statement”).
Risk Factors, page 3
We may not be able to comply with our financial covenants . . . page 3
1.	Please revise to clarify here or elsewhere in your prospectus the specific ratios and financial tests you must meet between now and 2008. In addition, please disclose whether you were in compliance with your financial covenants as of March 31, 2007.

The Company plans to file an amendment to the Registration Statement revising the prospectus to reflect your comment above. A marked copy of the applicable Risk Factor from page 3 of the Registration Statement is included with this letter.
Please note that the Company plans to revise the front cover page of the Registration Statement to eliminate the reference to the preferred share purchase rights in the table for the Calculation of the Registration Fee in order to reflect the expiration of the rights on October 24, 2006 pursuant to that certain Rights Agreement Amendment filed as an exhibit to the Company’s Form 8-K on October 30, 2006.
Thank you very much for your prompt attention to this response. If you or any other members of the Staff have any further questions or comments concerning these responses, please telephone the undersigned at 804.775.1031.

Sincerely,
/s/ David W. Robertson

David W. Robertson

We may not be able to comply with our financial covenants, which may result in a default under our credit agreements.
~~We are subject to certain financial covenants contained in our credit agreements. Our revolving credit facility requires us to maintain minimum borrowing availability of at least $50.0 million at all times or to comply with a minimum fixed charge coverage ratio.~~
On March 16, 2007, ~~the~~ our revolving credit agreement was amended to allow us to access collateral in excess of the $225.0 million commitment under the facility. If the minimum fixed charge coverage ratio is not met by us at the end of any quarter and excess collateral, as defined by the agreement, is available, we will be able to access up to $45.0 million of such excess collateral over and above the $225.0 million commitment amount and we will be required to maintain at least $50.0 million of borrowing availability at all times. Provided that sufficient collateral will support such borrowings, we will be permitted to borrow up to $220.0 million under the facility. The incremental amount of borrowing availability of up to $45.0 million will decrease by $5.0 million each quarter commencing with the fourth quarter of 2007 through the second quarter of 2008, and will be limited, thereafter, to up to $25.0 million through, but not beyond, November 1, 2008. On this date and thereafter, the previous requirement that we maintain minimum borrowing availability of $50.0 million at all times without access to collateral beyond the $225.0 million amount of the facility, or to maintain a minimum fixed charge coverage ratio, will again be applicable. The amendment also provides for lender approval for the issuance of $50.0 million of convertible debt and an increase in the annual amount of permitted capital expenditures.
Effective March 16, 2007, ~~the~~ our term loan agreement was amended to waive compliance with the requirement to maintain minimum borrowing availability of $50.0 million at all times or to maintain a minimum fixed charge coverage ratio. The agreement was further amended to eliminate the leverage and interest coverage ratios for the duration of the agreement. In place of these covenants, a standalone fixed charge coverage ratio will take effect for the second quarter of 2008 and thereafter. To effect the amendment, we agreed to use the proceeds from the issuance of $50.0 million of convertible debt to make a principal prepayment of $37.5 million under our term loan agreement, representing satisfaction of the next six quarterly principal payments due under the term loan agreement and to use the remaining proceeds for general corporate purposes. We also agreed to amend the existing $12.5 million standby letter of credit, previously posted in favor of the term loan lenders, to $11.0 million to cover interest payment obligations to April 1, 2007. The letter of credit will decline as such interest payments are made. The term loan lenders and Emergency Steel Guarantee Loan Board (Loan Board) also agreed to waive the excess cash flow mandatory repayment provisions of the agreement, increase the annual amount of permitted capital expenditures for 2007 and 2008, increase the amount of permitted indebtedness, and provide various administrative amendments with regard to activities related to MSC. The amendment also provides authorization for us to merge with Esmark. As part of the amendment, we also agreed, subject to consummation of the merger with Esmark, to repay or refinance the term loan in full on the later of April 1, 2008 or the date of such consummation and to release the Loan Board of any further obligation under the Federal guarantee as well as the West Virginia Housing Development Fund, the State guarantor, of any further obligation under the state guarantee. In the event that the merger with Esmark is not consummated, we agreed to change the final maturity date of the loan from August 1, 2014 to August 1, 2010.
Under the terms of our revolving credit agreement, as amended, we are required to maintain a consolidated fixed charge coverage ratio of at least 1.0:1 (computed based on the four most recently completely quarters) or maintain minimum borrowing availability of $50.0 million at all times for quarters ending on March 31, 2007 through September 30, 2008 and for periods after October 1, 2008. We were in compliance with the financial covenants under our revolving credit agreement, as amended, as of March 31, 2007.
Under the terms of our term loan agreement, as amended, we are required to maintain a consolidated fixed charge coverage ratio, effective as of the first day following the end of the period of four consecutive quarters identified below, of at least:
•	1.1:1 for quarters ending March 31, 2008 through September 30, 2008;

•	1.2:1 for quarters ending December 31, 2008 through September 30, 2009; and

•	1.3:1 for quarters ending December 31, 2009 through June 30, 2010.
We were not required to comply with any financial covenants under the term loan agreement, as amended, as of March 31, 2007.
Our ability to comply with these financial covenants will depend on our future financial performance, which will be subject to prevailing economic conditions and other factors beyond our control. Our failure to comply with these covenants would result in a default or an event of default, permitting the lenders to accelerate the maturity of our indebtedness under the credit agreements and to foreclose upon any collateral securing our indebtedness.
In the event that additional modifications or waivers are necessary under our credit agreements, and these additional modifications and waivers are not obtained by us, an event of default will occur. If the event of default results in an acceleration of our term loan or our revolving credit facility, such event would also result in the acceleration of substantially all of our other indebtedness pursuant to cross-default or cross-acceleration provisions. If the indebtedness under our term loan, the revolving credit facility and our other debt instruments were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full such indebtedness.
In addition, if, we fail to reasonably demonstrate compliance with the financial covenants contained in our credit agreements and we receive a going-concern opinion from our independent registered public accounting firm with respect to our annual audited financial statements, such failure will constitute an event of default under our credit agreements.